As filed with the Securities and Exchange Commission on June 6, 2002

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549

## FORM S-3
## REGISTRATION STATEMENT
*Under*
*The Securities Act Of 1933*

## Pepco Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-2297449
(IRS Employer Identification No.)

701 NINTH STREET, N.W., WASHINGTON, D.C. 20068 (202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ELLEN SHERIFF ROGERS, ESQ.
Vice President and Assistant Secretary
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-3526
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

**Approximate date of commencement of proposed sale to the public**: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ x ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

**CALCULATION OF REGISTRATION FEE**

| Title of Each Class of Securities to be Registered | Amount to be Registered | Proposed Maximum Offering Price Per Unit | Proposed Maximum Aggregate Offering Price | Amount of Registration Fee |
|---|---|---|---|---|
| Common Stock, par value $0.01 per share (1) | 5,000,000 shs. | $20.93 (2) | $104,650,000 (2) | $9,627.80 |

(1) Pursuant to Rule 416 the amount of shares to be registered includes such additional number of shares as are required to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the Common Stock of the registrant.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h), based on the average of the high and low sales prices per share of the common stock of Potomac Electric Power Company ("Pepco") on June 3, 2002, as reported by consolidated reporting system. As more fully described in the Explanatory Note that follows, in connection with the combination of Pepco and Conectiv each outstanding share of Pepco common stock will be converted into the right to receive one share of the Registrant's common stock.

Explanatory Note

Pursuant to an Agreement and Plan of Merger dated as of February 9, 2001 (the "Merger Agreement"), among Potomac Electric Power Company ("Pepco"), the Registrant (formerly New RC, Inc.), and Conectiv, Pepco and Conectiv are to be combined in a transaction in which each will become a wholly owned subsidiary of the Registrant, a newly formed holding company (the "Merger"). The common stock, par value $.01 per share, of the Registrant ("Registrant Common Stock") has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, but until the effective time of the Merger (the "Effective Time") the Registrant will continue to be a wholly owned subsidiary of Pepco. In accordance with the terms of the Merger Agreement, at the Effective Time (i) each outstanding share of Pepco common stock, par value $1.00 per share, will be converted into the right to receive one share of Registrant Common Stock and (ii) each share of Conectiv common stock, par value $.01 per share, and each share of Conectiv Class A common stock, par value $.01 per share, will be converted into the right to receive shares of Registrant Common Stock, cash or a combination thereof.

For purposes of the eligibility of the Registrant to file this Registration Statement on Form S-3, the Registrant is a successor registrant to both Pepco and Conectiv within the meaning of General Instruction I.7 to Form S-3. Each of Pepco and Conectiv at the time of the filing of this Registration Statement on S-3 meet the eligibility requirements for the use of this Form S-3. The opportunity to participate in the Pepco Holdings, Inc. Shareholder Dividend Reinvestment Plan under which the shares of Registrant Common Stock being registered by this Registration Statement will be offered and sold will be offered only to persons eligible to participate in the existing Potomac Electric Power Company Shareholder Dividend Reinvestment Plan or the existing ConectivDirect™, the Conectiv stock purchase and dividend reinvestment plan. No shares of Registrant Common Stock will be sold pursuant to this Registration Statement until the consummation of the Merger.

PROSPECTUS

# PEPCO HOLDINGS, INC.
# SHAREHOLDER DIVIDEND REINVESTMENT PLAN

## 5,000,000
## SHARES OF COMMON STOCK
## (PAR VALUE $0.01 PER SHARE)

---

Pepco Holdings, Inc. (the "Company") is pleased to offer to holders of its Common Stock an opportunity to reinvest their cash dividends in additional shares of Common Stock. The Common Stock is listed on the New York Stock Exchange and trades under the symbol: POM.

Under the Pepco Holdings, Inc. Shareholder Dividend Reinvestment Plan (the "Plan"), holders of the Company's common stock, par value $.01 per share ("Common Stock") have the option of reinvesting dividends on all shares held by them both of record and in the Plan or only on shares held by the Plan (while continuing to receive cash dividends on all other shares). A participant may also purchase additional shares of the Company's Common Stock through the Plan by making voluntary cash payment(s) in an amount of not less than $25 in each calendar month or more than $200,000 in each calendar year.

The Company at its option may choose to sell newly issued shares of its Common Stock to meet the requirements of the Plan or to direct that the shares be purchased in the open market. The purchase price of shares of Common Stock purchased from the Company will be the average of the reported high and low sale prices for the Company's Common Stock on the New York Stock Exchange, Inc. on the pricing date. The purchase price of shares acquired in the open market will be the average purchase price of the shares purchased to fulfill the Plan requirements.

Participants do not pay any fees or commissions when they acquire shares under the Plan. The Company bears the cost of administering the Plan, including the payment of all brokerage fees in connection with open market share purchases. Participants may be subject to charges for certain requested services. See Question 9 under "Description of Plan."

Although the Plan contemplates the continuation of quarterly dividend payments, the payment of dividends will depend upon future earnings, the financial condition of the Company and other factors. The Company reserves the right to modify, suspend or terminate the Plan at any time.

Either the Company or an affiliate of the Company will serve as the Administrator of the Plan.

---

June 6, 2002

**If you are a shareholder of Potomac Electric Power Company ("Pepco") and are a participant in the Pepco Shareholder Dividend Reinvestment Plan (the "Pepco Plan"), as of the effective date of the merger in which Pepco and Conectiv will become wholly owned subsidiaries of the Company ("Merger"), you automatically will be enrolled in the Plan on the same terms as your reinvestment election under the Pepco Plan.**

**If you are a participant in ConectivDirectÔ , Conectiv's stock purchase and dividend reinvestment plan, and have elected the "Full Dividend Reinvestment" option, as of the effective date of the Merger, the shares of Pepco Holdings common stock that you receive in exchange for shares of Conectiv common stock or Conectiv Class A common stock held in your ConectivDirect™ account automatically will be enrolled in the Plan.**

---

**No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus in connection with the offer made by this prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Except as otherwise indicated herein, this Prospectus speaks as of its date and does not purport to reflect any changes that may have occurred in the business of the Company or the terms or administration of the Plan thereafter.**

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**TABLE OF CONTENTS**

| | **Page** |
|---|---|
| The Company | 3 |
| Use of Proceeds | 3 |
| Shareholder Dividend Reinvestment Plan | 4 |
| Description of Common Stock | 13 |
| Legal Opinion | 15 |
| Experts | 15 |
| Available Information | 16 |
| Incorporation of Certain Documents by Reference | 17 |

## THE COMPANY

Pepco Holdings, Inc., a Delaware corporation, is an energy-based holding company which, upon completion of the Merger, will be engaged, through its subsidiaries, principally in regulated electric and gas utility operations, telecommunications and other energy-related businesses in competitive markets. The mailing address of the Company's executive offices is 701 Ninth Street, N.W., Washington, D.C. 20068, and its telephone number is 202-872-2000.

## USE OF PROCEEDS

Net proceeds from the sale of shares of Common Stock by the Company to participants in the Plan will be used for general corporate purposes. The Company will receive no proceeds from the sale to participants of shares of Common Stock purchased for the Plan in the open market.

## SHAREHOLDER DIVIDEND REINVESTMENT PLAN

### Purpose

1. *What is the purpose of the Plan?*

The Plan provides the holders of Common Stock of the Company a convenient method for investing their quarterly dividends in additional shares of Common Stock. The Plan also permits participants to make voluntary cash payments for the purchase of additional shares of the Company's Common Stock. Shares of Common Stock purchased through the Plan may be newly issued shares or, at the option of the Company, may be shares purchased in the open market. The Company will pay all commissions and fees incurred in connection with the purchase of shares through the Plan.

### Participation Elections

2. *What are the participation options open to Plan participants?*

*Full Dividend Reinvestment*--If this option is chosen, cash dividends on all of the full and fractional shares of Common Stock owned by a Plan participant, whether held in the Plan or of record, are reinvested in additional shares of Common Stock. See Questions 11, 12 and 13.

*Limited Dividend Reinvestment*--If this option is chosen, only dividends on shares held by the Plan are reinvested in additional shares of Common Stock. Dividends on shares registered in the name of the participant and held outside the Plan are paid in cash to the participant. See Questions 11, 12 and 13.

*Additional Investment Option*--All participants, whether they choose Full Dividend Reinvestment or Limited Dividend Reinvestment, may make voluntary cash payments, of not less than $25 each month or more than $200,000 each calendar year, to purchase additional shares of Common Stock. See Questions 11, 12, 14, 18 and 27.

3 *What are the advantages of the Plan to participants?*

*Custodial Services*--Shares credited to a participant's account under the Plan are held by the Administrator (or its nominee) as custodian for the participant. The participant therefore is not required to maintain physical possession of the stock certificate. A participant also may at any time transfer shares held of record to the Plan for safekeeping and convenience. Shares transferred to the Plan will be credited to the balance of shares held for the participant's account and automatically will become subject to the reinvestment of dividends. See Questions 19, 23 and 29.

*Statements of Account*--Regular statements of account will be mailed to each participant as soon as practicable after each transaction.

*Transaction Costs*--Plan participants pay no brokerage fees or commissions on shares purchased through the Plan.

## Eligibility

4. *Who is eligible to participate in the Plan?*

Only holders of record of Common Stock are eligible to participate in the Plan. If you hold your shares in "street name" such as through a broker, a bank or other nominee, you must first reregister the shares in your own name before you can become a participant in the Plan. A shareholder who has separate accounts registered in different names accounts (for example "John Smith" and "John Q. Smith") must complete separate authorization forms in order to enroll both accounts in the Plan. Alternatively, the holder could first reregister all of his or her shares in the same name, and thereby maintain a single account under the Plan.

## Administration

5. *Who administers the Plan?*

Either the Company or an affiliate of the Company will serve as the Administrator of the Plan. The responsibilities of the Administrator include maintaining Plan records, sending statements of account to Plan participants and performing other duties necessary for the operation of the Plan. See Question 35.

The address of the initial Administrator is:

Pepco Holdings, Inc.
Shareholder Service Department
P.O. Box 1936
Washington, D.C. 20013-1936

## Participation

6. *How does an eligible shareholder become a participant?*

To participate in the Plan, an eligible shareholder (see Question 4) is required to complete an authorization form and to send it to the Administrator. Authorization forms are available from the Administrator at the address given in Question 5, above, or by telephoning the Shareholder Service Department at 1-800-527-3726 or, in the Washington, D.C. area, at 202-872-3183.

7. *What is the purpose of the authorization form?*

The authorization form enables an eligible shareholder to designate for reinvestment either:

(a) all cash dividends paid **both** on shares of Common Stock registered in the shareholder's name and on shares held for the shareholder in the Plan ("Full Dividend Reinvestment"); or

(b) all cash dividends paid **only** on shares of Common Stock held in the Plan, while continuing to receive in cash the dividends paid on shares registered in the shareholder's name ("Limited Dividend Reinvestment").

The authorization form also authorizes the Administrator to receive dividends on the shares enrolled in the Plan and to apply such dividends, and any voluntary cash payments made by the participant, to purchase shares of Common Stock for the participant in accordance with the terms and conditions of the Plan.

8. *When may a shareholder join the Plan or change participation?*

Eligible shareholders may join the Plan at any time. Participants also may change their reinvestment election at any time. If a new or changed authorization form is received by the Administrator on or before the record date for the payment of the next dividend (approximately 30 days in advance of the payment date), the next dividend will be invested in additional shares of Common Stock for the participant's Plan account in accordance with the shareholder's new or revised participation election. If a new authorization form is received after any dividend record date but before the payment date, that dividend will be paid in cash and dividend reinvestment will begin with the following dividend. An authorization form requesting a change in the participant's reinvestment election that is received between a dividend record date and the payment date will become effective with the next dividend following the payment date.

**Cost**

9. *What costs do participants pay?*

The Company bears all of the costs of administering the Plan, including the payment of all brokerage commissions incurred in the purchase of Plan shares, except that:

- A participant will be assessed a service charge of $5.00 plus any brokerage commissions in connection with the sale of Plan shares at the request of the participant. See Question 23.
- A participant will be assessed a service charge of $5.00 for an additional copy of any statement of account requested by a participant, other than the most recent statement of account mailed to the participant.

In addition, the Administrator reserves the right to impose a charge for any additional services requested by a participant.

**Purchases**

10. *What is the source of the shares purchased under the Plan?*

Shares of Common Stock purchased by the Plan may be purchased either from the Company or in the open market. Shares of Common Stock acquired from the Company will be legally authorized but unissued shares of Common Stock. Shares acquired in the open market will be purchased through a registered broker-dealer selected by the Administrator (the "Stock Purchasing Agent"). Purchases in the open market may be made on any securities exchange where shares of the Common Stock are traded, in the over-the-counter market or in negotiated transactions.

11. *When will the funds be invested?*

Dividends will be reinvested as of each dividend payment date (which is usually the last business day of the calendar quarter). Voluntary cash payments will be invested as of the dividend payment date in any month in which a cash dividend on Common Stock is paid. In months when a dividend is not paid, voluntary cash payments will be invested as of the last business day of the month. When shares are to be acquired in the open market, instructions for such purchase will be given to the Stock Purchasing Agent by the Administrator no later than each investment date (i.e., the dividend payment date or the last business day of the month) and the purchase in the open market will be completed as soon as practicable and in a manner

designed to minimize the impact, if any, on the market for the Common Stock. See Questions 12, 17 and 18.

Plan participants making voluntary cash payments to purchase additional shares should mail such payments so that they reach the Administrator not less than five days before the investment date. A participant may obtain the return of any voluntary cash payment upon a written request received by the Administrator not less than two business days prior to the investment date.

Participants' funds held by the Administrator will not earn interest.

12. *What price will participants pay for shares?*

The purchase price of shares of Common Stock acquired from the Company will be the average of the high and low sale prices for the Common Stock on the New York Stock Exchange, Inc. on the pricing date. The pricing date for purchases made on a dividend payment date is the last business day preceding such dividend payment date. The pricing date for purchases made in months when no dividends are paid on Common Stock is the business day preceding the last business day of the month. If the New York Stock Exchange is closed on the pricing date, or the New York Stock Exchange is open but no trading occurs in the Common Stock, prices on the next preceding trading date will be used to determine the price of Plan purchases. The purchase price of shares acquired in the open market is determined by dividing the sum of the cost (excluding brokerage commissions) of all shares purchased to meet Plan requirements for a particular investment date (including shares purchased with both reinvested dividends and voluntary cash contributions) by the total number of shares purchased. See Question 11.

If for any reason funds cannot be invested in shares of Common Stock, the funds will be promptly returned to the participant. See Question 34.

13. *How many shares will be acquired with a participant's dividend?*

The full amount of the dividend to be reinvested for each participating shareholder, less any required tax withholding, and the full amount of each voluntary cash payment, will be used to purchase as many full and fractional shares (calculated to three decimal places, without rounding) as can be acquired based upon the price of the shares purchased. See Question 12. Because the purchase price will be based on market conditions existing at the time that investments are made, a participant will not know the precise number of shares to be purchased for his account either at the time a shareholder elects to participate in the Plan or at the time a participant makes a voluntary cash payment.

14. *What are the limitations on voluntary cash payments?*

Voluntary cash payments may be made when joining the Plan or at any time while participating in the Plan. A participant may make voluntary cash payments of not less than $25 each calendar month or more than $200,000 each calendar year. The Plan does not permit orders to purchase a specific number of shares. Instructions that do not conform to the terms of the Plan will not be accepted and any related funds tendered will be promptly returned. Question 11 describes when voluntary cash payments will be invested.

## Statements

15. *How will participants be advised of their purchase of stock?*

Following each transaction for the participant's account, a participant will receive a statement from the Administrator showing the latest transaction and all prior transactions for the year. These statements are the participant's continuing record of cost information and should be retained by the participant for tax purposes.

All such statements will be mailed by the Administrator to the participant's last address as shown by records of the Administrator. A participant should notify the Administrator promptly in writing of any change of address.

16. *What other communications will a participant receive?*

In addition to a copy of this Prospectus, each participant in the Plan will receive copies of the Company's annual and interim reports to shareholders, as well as proxy statements distributed by the Company with respect to shares held in the Plan.

Each participant for whom shares are purchased in the open market will receive tax information on Form 1099 with respect to the brokerage fees and commissions referred to in Question 33 under "Special Rules Concerning Shares Purchased in the Open Market."

## Dividends

17. *How will a participant's cash dividends be treated?*

All dividends paid on shares held of record by each participant who elects Full Dividend Reinvestment and all dividends paid on shares held by the Plan will be invested in additional shares of Common Stock. See Question 12. All such shares purchased will be promptly credited to the accounts of participants.

Participants who have elected the Limited Dividend Reinvestment option will continue to receive from the Company cash dividends on shares of which the participant is the holder of record.

18. *When will dividends be earned on voluntary cash payments?*

Shares purchased through voluntary cash payments made during the first month of a calendar quarter will normally be entitled to any dividend payable at the end of that quarter. Shares purchased through voluntary cash payments made during the second or third month of a quarter normally will not be entitled to any dividend payable at the end of that quarter because those shares will be purchased subsequent to the record date for the quarterly dividend.

## Certificates

19. *Are certificates issued for the shares purchased?*

Shares held in the Plan will be registered in the name of the Administrator (or its nominee). Accordingly, no certificates will be issued to a participant for shares held for the participant's account unless the participant submits a written request to the Administrator requesting a certificate for all or any portion of the shares held for the participant under the Plan. Certificates will be issued only for the number of whole shares credited to the participant's account. Certificates for fractional shares will not be issued. See Question 20.

The shares evidenced by the certificate issued at the request of a participant will continue to participate in the Plan, unless the participant otherwise specifies.

20. *What happens to a fractional share when a participant requests a certificate for whole shares but wishes to remain in the Plan, when a participant's account is terminated, or when the Plan is terminated?*

A request for a certificate for whole shares does not terminate participation in the Plan so long as a participant remains in the Plan and owns, either of record or under the Plan, at least one full share. In that case, the whole and fractional share balance will continue to be credited to the participant's account. However, if a participant ceases to own at least one whole share, he will be deemed to have terminated his participation in the Plan.

If a participant terminates or is deemed to have terminated his participation in the Plan or if the Plan is terminated, a cash payment will be made to the participant representing the proceeds from the sale of the participant's fractional interest less any applicable brokerage commission or charge.

21. *In whose name will certificates for whole shares be issued?*

Each account in the Plan will be maintained in the name of the participant as shown by the Company's shareholder records at the time the participant entered the Plan. When issued, certificates for shares will be registered in the same name.

Upon written request, certificates may be registered in names other than that of the participant subject to compliance with any applicable laws and the payment by the participant of any applicable transfer taxes.

22. *May a participant transfer shares within the Plan?*

A participant may transfer (by gift, sale or otherwise) ownership of some or all of the shares that the participant holds in the Plan to the account of another participant in the Plan or to an account established for an individual who is not already a participant in the Plan. To effect such a transfer, a participant must deliver appropriate documentation acceptable to the Administrator, including a stock assignment. In addition, any such transfer is subject to compliance with all applicable laws and to the payment by the transferor of any applicable transfer taxes.

In order for a transferee of shares held in a Plan account to become enrolled in the Plan, the transferee must complete and return to the Administrator an authorization form. In the event that an authorization form, completed in a manner acceptable to the Administrator, is not received by the Administrator from the transferee by the next dividend payment date, the Administrator will pay the dividend in cash and terminate the Plan account.

## Sale of Shares

23. *Can a participant direct that shares held by the Plan be sold?*

Yes. At any time, a participant may request in writing that the Plan sell shares held by the Plan for the account of the participant (but not shares that are held by the participant of record). Such sales will be made by the Stock Purchasing Agent. Upon completion of the sale, the Administrator will distribute the proceeds to the participant, less a service charge of $5.00

and the amount of any applicable brokerage commission. The participant must separately arrange for the sale of shares held of record.

**Termination of Participation**

24. *How may a participant terminate a Plan account?*

A participant may terminate participation in the Plan at any time by a notice given in writing to the Administrator. See Question 5 for the Administrator's address. Upon such termination, the participant will receive, at no cost, a certificate for the whole number of shares, and cash for any fractional share, held in the participant's account.

If the Administrator receives a termination request between the record date and the dividend payment date of any dividend, the dividend attributable to the shares will be paid in cash. If the Administrator receives the request after a dividend payment date, the dividend paid on such date will be reinvested in additional shares and will be reflected in the number of shares distributed.

Whenever a participant no longer owns shares held of record and owns less than one full share under the Plan, the Administrator will terminate the participant's Plan account and send the participant a cash settlement for the fractional share as outlined in response to Question 20.

25. *What happens if an account is "abandoned?"*

A participant's account is deemed "abandoned," and will be terminated by the Administrator, if shareholder material sent to the participant for five consecutive years has been returned to the Administrator as undeliverable, and no communication has been received by the Administrator from the participant during that time.

After the five-year period, the Administrator will attempt to notify the participant by notice given in the manner described under Question 35. If the participant does not respond within 30 days, the participant's account will be deemed abandoned. The account will be terminated and a certificate for the whole number of shares formerly held in the participant's account, together with any cash, will be treated by the Administrator as Unclaimed Property in its possession and will be surrendered to the appropriate jurisdiction, as required by applicable abandoned property laws.

The participant may retrieve Unclaimed Property from the appropriate jurisdiction as provided for under the applicable abandoned property laws.

26. *May a former participant rejoin the Plan?*

Generally, an eligible shareholder who previously ceased participation in the Plan may resume participation at any time by signing a new authorization form. However, the Administrator reserves the right to reject any authorization form from a previous participant on grounds of excessive enrollments and terminations. Such reservation is intended to minimize the associated administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

**Other Information**

27. *Is a participant obligated to make voluntary cash payments?*

No, a participant is not required to make voluntary cash payments.

28. *What is the effect on a participant's Plan account if the participant sells or otherwise transfers all shares held of record?*

None. As long as the participant has at least one full share in the Plan account, dividends on Plan shares and any voluntary cash payments would continue to be invested under the Plan in additional shares of Common Stock.

If a shareholder participating in the Plan chooses to dispose of all of his or her Common Stock, the shareholder must make separate arrangements for the disposition of shares held in the Plan, as described under Questions 23 and 24, and shares held of record. The transfer of shares held of record will have no effect on shares held in a participant's Plan account, except if the Plan account has less than one full share. See Questions 20 and 24.

A participant may elect to transfer all shares held of record to the participant's Plan account for safekeeping and convenience.

29. *What limitations are imposed on a participant with regard to the assets held by the Administrator under the Plan?*

The participant has no right to draw checks or drafts against a Plan account or to give instructions to the Administrator with respect to any shares or cash held by the Plan, except as expressly described in this Prospectus.

The participant may not pledge or assign as collateral any shares held by the Plan. In order to effect a pledge of shares held by the Plan or assign any shares as collateral, the participant must request the issuance of a certificate for the shares as provided in Question 19.

30. *If the Company has a Common Stock rights offering, how will the rights on Plan shares be handled?*

All Common Stock purchase rights issued in respect of shares held in the Plan will be issued to the Administrator. If such rights have a market value, the Administrator will arrange for the sale of such rights, apply the proceeds to the purchase of additional shares of the Common Stock, and credit the shares to each participant's account in proportion to the full and fractional shares held by the participant as of the record date for the issuance of such rights. Any participant who instead wishes to exercise stock purchase rights issued with respect to Plan shares must request, prior to the record date for the issuance of such rights, that the Administrator deliver to the participant a certificate for the shares held by the Plan as provided in Question 19. Rights issued in respect of shares held of record by a participant will be mailed directly to the participant in the same manner as to shareholders not participating in the Plan.

31. *What happens if the Company issues a stock dividend or effects a stock split?*

Any shares distributed by the Company in respect of shares held in the Plan as a result of a stock dividend or stock split will be credited to participants' accounts. Stock dividends or stock split shares distributed on shares held of record by a participant will be mailed directly to the participant in the same manner as to shareholders not participating in the Plan.

32. *How will a participant's Plan shares be voted at annual or special meetings of shareholders?*

A proxy card covering both shares, if any, held of record and shares held in a participant's Plan account will be sent directly to the participant. That proxy when duly executed and returned to the Company will be voted in accordance with the shareholder's instructions set forth on the proxy card.

33. *What are the federal income tax consequences of participation in the Plan?*

The following federal tax information is provided solely as a general guidance. The rules in this area are complex and, therefore, participants are advised to consult their own tax advisors as to the federal and state income tax effects of their participation in the Plan.

**General Rules Concerning Taxation of Plan Dividend**

A participant will be treated for federal income tax purposes as having received on each dividend payment date the full amount of the cash dividend payable on that date with respect to shares registered in the participant's name and shares held for the participant's account under the Plan, even though the amount of the dividend was not actually received by the participant in cash, but instead was applied to the purchase of shares of Common Stock for the participant's account. See Question 12.

Participants will not realize any taxable income when they receive certificates for whole shares of stock credited to their accounts, either upon a request for a certificate or upon withdrawal from or termination of the Plan. Participants will, however, realize capital gain or loss when whole shares acquired under the Plan are sold or exchanged either by the Administrator, on behalf of the participant, or by participants themselves. Participants also realize capital gain or loss when they receive cash payments from the sale of any fractional share upon withdrawal from or termination of the Plan. Such gain or loss on the sale of whole or fractional shares will be long-term or short-term depending on the holding period of the shares. The amount of any such capital gain or loss will be the difference between the amount realized by a participant from the sale of the shares and the shareholder's adjusted basis in such shares.

**Special Rules Concerning Shares Purchased in the Open Market**

If shares are purchased under the Plan in the open market, a participant will be treated for federal income tax purposes as having received an additional dividend in an amount equal to the brokerage fees or commissions paid by the Company with respect to such purchases. For purposes of establishing the basis and holding period of shares of stock purchased in the open market under the Plan, such shares will be treated in the same manner as shares of stock purchased outside of the Plan. Thus, the purchase price of the shares, plus the brokerage fees and commissions paid by the Company with respect to such shares, will be the adjusted basis of such shares and the holding period will begin on the day following the investment date. See Question 11.

34. *May the Plan be modified or discontinued, or may the purchase or sale of Common Stock be suspended by the Plan?*

The Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. Participating shareholders will be informed of any such suspension, termination or material modification.

To the extent consistent with applicable law, the Administrator may request that the Stock Purchasing Agent suspend purchases and sales of Common Stock at any time if such purchases or sales would contravene or be restricted by law or by applicable regulations, orders or interpretations of the Securities and Exchange Commission, any other governmental agency or instrumentality, or any court or securities exchange. Neither the Administrator nor the Stock Purchasing Agent shall be liable for any failure to make purchases or sales at such times or under such circumstances.

35. *What is the responsibility of the Administrator under the Plan?*

The Administrator receives the participants' dividends and voluntary cash payments for the purchase of additional shares of Common Stock, maintains records of each participant's account, holds all shares purchased for participants and advises participants as to all transactions for, and the status of, their accounts. The Administrator also selects the Stock Purchasing Agent through which open market transactions under the Plan are made.

All reports and notices from the Administrator to a participant will be addressed to the participant's last address as shown by records of the Administrator. A participant should notify the Administrator promptly in writing of any change of address.

Neither the Administrator nor the Stock Purchasing Agent has any responsibility beyond the exercise of ordinary care for any actions taken or omitted pursuant to the Plan nor do they have any duties, responsibilities or liabilities except as are expressly set forth in this Plan.

The Administrator may not create a lien on any funds, securities or other property held under the Plan.

36. *Who bears the risk of market price fluctuations in the Company's Common Stock?*

A participant's investment risk in shares held in the Plan is the same as the investment risk associated with shares held of record. Participants bear the full risk of loss and the full benefits of gain from market price changes with respect to all Plan shares.

The Administrator can not guarantee that shares purchased under the Plan will, at any particular time, be worth more or less than their purchase price and makes no representation in this regard.

## DESCRIPTION OF COMMON STOCK

As of June 6, 2002, the authorized capital stock of the Company consisted of (i) 400,000,000 shares of Common Stock, par value $0.01 per share, of which 100 shares were outstanding and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"), of which no shares were outstanding.

All of the shares of outstanding Common Stock are fully paid and nonassessable.

The following is a summary of the rights of the holders of Common Stock under the laws of the State of Delaware and pursuant to the Company's Certificate of Incorporation and Bylaws.

*Dividend Rights*. Subject to the prior rights of any outstanding shares of preferred stock, holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors. The Company may pay dividends on the Common Stock from any funds, property or shares legally available for this purpose.

*Voting Rights and Cumulative Voting*. Each holder of shares of Common Stock is entitled to one vote per share on all matters submitted to a vote of the holders of Common Stock. Holders of Common Stock do not have cumulative voting rights for the election of directors.

*Preemptive Rights*. The holders of Common Stock have no preemptive rights to purchase additional shares of Common Stock or any other securities of the Company.

*Liquidation Rights*. In the event of any liquidation, dissolution or winding up of the Company, after payment (or making provision for payment) of the debts and liabilities of the Company and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of Common Stock are entitled to receive the balance of any remaining assets of the Company.

*Transfer Agent and Registrar.* Mellon Investor Services LLC, New York, N.Y. and an affiliate of the Company each serve as a Transfer Agent and Registrar for the Common Stock.

## Indemnification Of Directors And Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. The Company's certificate of incorporation provides that the personal liability of the directors of the Company to the Company and to its stockholders for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time.

Under Delaware law, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding: (1) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the

corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

Under Delaware law, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers or directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation.

Effective as of the time of the Merger, the Company's Bylaws will provide that the Company shall indemnify and advance expenses to any director, officer or employee of the Company, and may indemnify, or advance expenses to any other person, who is or was or is threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director, officer, employee or agent of the Company or his or her service as a director, officer, employee or agent of another enterprise at the request of the Company, to the fullest extent permitted by applicable law; provided that in the case of an advancement of expenses, if required by the Delaware General Corporation Law, an undertaking is first delivered to the Company, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable.

## LEGAL OPINION

The legality of the shares of Common Stock offered by this Prospectus has been passed upon for the Company by William T. Torgerson, Esq., 701 Ninth Street, N.W., Washington, D.C., Executive Vice President and General Counsel of Potomac Electric Power Company.

## EXPERTS

The consolidated financial statements (i) of the Company incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of the Company for the period From Inception (February 9, 2001) through December 31, 2001, (ii) of Potomac Electric Power Company

("Pepco") incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Pepco for the year ended December 31, 2001, and (iii) of Conectiv incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Conectiv for the year ended December 31, 2001, in each case have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

## AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning directors and executive officers, their remuneration and any material interest of such persons in transactions with the Company, as of particular dates, is disclosed in proxy statements distributed to shareholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission in Washington, D.C., Chicago, Illinois, and New York, New York. You can obtain information on the operation of the Commission's public reference facilities by calling the SEC at 1-800-SEC-0330. Copies of such material can also be obtained, upon payment of a duplicating fee, by writing the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. SEC filings are also accessible at the Commission's website at http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, on which exchange the Common Stock is listed.

## INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents heretofore filed by the Company, Pepco and Conectiv with the Commission under the 1934 Act are incorporated by reference in this Prospectus:

(a) The Annual Report on Form 10-K of the Company for the period From Inception (February 9, 2001) through December 31, 2001;
(b) The description of the Common Stock included in the Company's registration statement on From 8-A, filed on August 7, 2001, registering the Common Stock under Section 12(g) of the 1934 Act, and any amendment or report subsequently filed for the purpose of updating such description;
(c) The Quarterly Report on Form 10-Q of the Company for the quarter ending March 31, 2002;
(d) The Current Report on Form 8-K of the Company filed on May 31, 2002;
(e) The Annual Report on Form 10-K of Pepco for the year ended December 31, 2001;
(f) The Quarterly Report on Form 10-Q of Pepco for the quarter ending March 31, 2002;
(g) The Current Reports on Form 8-K of Pepco filed on April 25, 2002 and May 31, 2002;
(h) The Annual Report on Form 10-K of Conectiv for the year ended December 31, 2001;
(i) The Quarterly Report on Form 10-Q of Conectiv for the quarter ending March 31, 2002; and
(j) The Current Report on Form 8-K of Conectiv filed on April 2, 2002.

All documents (i) filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering and (ii) filed by Pepco and Conectiv pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the consummation of the Merger shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in an incorporated document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other incorporated document subsequently filed or in an accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

**The Company hereby undertakes to furnish, without charge, to each person to whom a copy of this prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (except where such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to the Corporate Secretary's Office, Pepco Holdings, Inc., Suite 1300, 701 Ninth Street, NW, Washington, D.C. 20068 (202-872-2900).**

**Shareholder Dividend**
**Reinvestment Plan**

**PEPCO HOLDINGS, INC.**

**5,000,000 Shares**
**Common Stock,**
**Par Value $0.01 Per Share**

# PROSPECTUS

**Dated June 6, 2002**

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. ***Other Expenses of Issuance and Distribution.***

Estimated expenses relating to the Common Stock being registered are as follows:

| | |
|---|---|
| Registration fee | $ 9,627.80 |
| Printing | 75,000.00 |
| Postage | 40,000.00 |
| Fee of independent accountants | 10,000.00 |
| Fees of counsel | 25,000.00 |
| New York Stock Exchange listing fee | 6,413.00 |
| Miscellaneous | 2,028.00 |
| Total | $ 168,068.80 |

Item 15. ***Indemnification of Directors and Officers.***

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides that the personal liability of the directors of the Registrant to the Registrant and its stockholders for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time.

Under Delaware law, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (2) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

Under Delaware law, A corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers or directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation. Effective as of the time of the Merger, the Registrant's Bylaws will provide that the Registrant shall indemnify and advance expenses to any director, officer or employee of the Registrant, and may indemnify, or advance expenses to any other persons, who is or was or is threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director, officer, employee or agent of the Registrant or his or her service as a director, officer, employee or agent director of another enterprise at the request of the Registrant, to the fullest extent permitted by applicable law; provided that in the case of an advancement of expenses, if required by the Delaware General Corporation Law, an undertaking is first delivered to the Registrant, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable.

Item 16. ***List of Exhibits***.

| Exhibit No. | Description of Exhibits | Reference |
|---|---|---|
| 5 | Opinion of William T. Torgerson, Esquire | Filed herewith. |
| 15 | Awareness Letter of PricewaterhouseCoopers LLP with respect to reviews of interim financial information of Pepco. | Filed herewith. |
| 23.1 | Consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Registrant and Pepco | Filed herewith. |
| 23.2 | Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Conectiv | Filed herewith. |
| 23.3 | Consent of William T. Torgerson, Esquire | Contained in Exhibit 5. |

Item 17. ***Undertakings.***

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

*provided, however*, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by references in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Washington, District of Columbia, on the 6th day of June, 2002.

PEPCO HOLDINGS, INC.

By: D.R. WRAASE
Dennis R. Wraase
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated.

| Signature | Title | Date |
| --- | --- | --- |
| D.R. WRAASE<br>Dennis R. Wraase | President, Treasurer and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer) | June 6, 2002 |

| Exhibit No. | Description of Exhibits |
|---|---|
| 5 | Opinion of William T. Torgerson, Esquire |
| 15 | Letter re unaudited financial information of Pepco |
| 23.1 | Consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Registrant and Pepco |
| 23.2 | Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Conectiv |
| 23.3 | Consent of William T. Torgerson, Esquire (included in Exhibit No. 5) |